  Exhibit 99.1

High Tide Opens Second Canna Cabana in Mississauga, Ontario

CALGARY, AB, March 4, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1891 Rathburn Rd E, Mississauga, Ontario will begin selling recreational cannabis products and consumption accessories for adult use today at 4:20 PM. This opening will mark High Tide's 164th Canna Cabana branded retail cannabis location in Canada, the 55th in the province of Ontario and the 2nd in Mississauga.

This brand-new Canna Cabana opens in the northeast end of Mississauga, surrounded by over 100,000 residents within a 5-kilometer radius with a mix of single-family homes and multi-family residential towers. Nestled in a well-trafficked retail plaza which is anchored by a major grocery chain, a nationally recognized pharmacy retailer, and complimented by quick-service restaurants, this store will welcome new ELITE and Cabana Club members from the surrounding neighbourhoods. Moreover, this Canna Cabana is a 10-minute walk from Garnetwood Park, with access to Etobicoke Creek Trail and Lorrie Mitoff Trail, among others, through the city's beautiful greenspace.

"I am pleased to announce the opening of our second Canna Cabana location in Mississauga. Given the population density surrounding this bustling retail plaza, these carefully selected organic locations, such as this Kingsbury store, provide a meaningful boost to our robust retail store portfolio in Canada's largest province. It also amplifies the Canna Cabana brand in the northeast end of Mississauga, complimenting our newly opened Mavis location and other stores to be announced in the coming weeks," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Increasing our store footprint in Ontario, which recently doubled its retail cannabis store cap to 150, will play a key part in hitting our long-term goal of operating 300 Canna Cabana locations across Canada. With our leading free cash flow generation, we anticipate increasing the pace of new store openings across Canada and I look forward to announcing more Canna Cabana store openings in premier real estate locations throughout the year," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer in North America by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 164 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in 2021, 2022 and 2023 by the Globe and Mail's Report on Business Magazine, and was named as one of the top 10 performing diversified industries stocks in both the 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, our ability to announce additional Canna Cabana store openings in premier real estate locations, and our goal of opening 300 stores across Canada and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 04-MAR-24